

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2024

Ofer Haviv
President and Chief Executive Officer
Evogene Ltd.
13 Gad Feinstein Street, Park Rehovot
Rehovot 7638517, Israel

> **Re: Evogene Ltd.**
> **Registration Statement on Form F-1**
> **Filed September 19, 2024**
> **File No. 333-282218**

Dear Ofer Haviv:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Mike Rimon, Esq.